SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated November 8, re France Telecom sells remaining 36-percent stake in TDF for more than 390 million euros

Press release

France Telecom sells remaining 36-percent stake in TDF for more than 390 million euros

•	Transaction follows 2002 sale of 64 percent of TDF by France Telecom

•	Stake sold to existing TDF shareholders

•	France Telecom to realize capital gain of between 86 and 150 million euros

Paris, November 8, 2004 - France Telecom today signed an agreement to sell its entire remaining stake in Tower Participations SAS, the parent company of TDF, representing a 36-percent share, to investment funds managed by Charterhouse Development and CDC Entreprises Equity Capital, and Caisse des Dépôts.

The transaction amount of 390 million euros will be adjusted at closing, and will not exceed 400 million euros.

Under the terms of agreements signed in 2002, a portion of the capital gains realized could be returned to shareholders when they divest their own stakes. With regards to the amount of today’s transaction, the amount paid back will not exceed 54 million euros. The capital gain on the sale of France Telecom’s investment in Tower Participations will therefore be between 86 and 150 million euros.

The ceiling on the additional amount payable to France Telecom for the sale of its TDF shares in 2002 has been set at 175 million euros, revised at an annual interest rate of 7% with effect from December 13, 2002.

The transaction, to be completed before March 31, 2005, is subject to suspensive clauses and notably to the completion of prerequisite legal authorizations.

Upon completion of the transaction, the ownership structure of TDF will be as follows:

- 69 percent for Charterhouse Capital Development and CDC Entreprises Equity Capital

- 30 percent for Caisse des Dépôts

- 1 percent for employees

Press contacts : 01 44 44 93 93

Nilou du Castel/ Bertrand Deronchaine/ Caroline Chaize

France Telecom Corporate Communication	6 Place d’Alleray 75505 Paris cedex 15 France	Phone : +33 1 44 44 93 93 Fax : +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 8, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information